OMV Investor News

April 17, 2007
12.30pm (UK time) 1.30pm (CET)

OMV strengthens its position in the E&P core region Northwestern Europe

- **OMV acquires a 50% interest in the license 3/05 offshore Ireland containing the Killala exploration prospect**
- **Further growth in OMV´s Northwestern Europe portfolio**

OMV, Central Europe's leading oil and gas group, strengthens its Northwestern Europe E&P core region. OMV (Albanien) Adriatic Sea Exploration GmbH, a wholly owned subsidiary of OMV, signed on April 17 an asset swap agreement with Island Rockall JV Limited ("Island"), a wholly owned subsidiary of Island Oil and Gas plc. Island assigns to OMV a 50% interest in the offshore Ireland Frontier exploration licence 3/05 ("FEL 3/05") in return for OMV's 50% interest in the Durresi exploration block, offshore Albania. The assignment of interests is subject to the final approval of the competent authorities in Ireland and Albania. Closing is expected within the next couple of months. The expansion of OMV´s activities in the core region Northwestern Europe is in line with the company's growth strategy.

The offshore Ireland FEL 3/05 covers an area of approximately 715 square kilometres and is located on the Atlantic Margin approximately 70 kilometres off the west coast of Ireland. The licence area contains one very significant exploration prospect covering an area of up to 80 square kilometres, the Killala exploration prospect (see enclosed map) together with a number of other leads and prospects.

OMV´s 50% interest in the Durresi exploration block in Albania, which will be assigned to Island in the course of the swap agreement, covers an area of 4,200 square kilometres along the Adriatic coastline of Western Albania.

With this step, OMV strengthens its E&P core region Northwestern Europe, which comprises the company's activities in the UK, Ireland, the Faeroes Island and also Norway. The expansion of OMV´s activities is in line with the company's E&P growth strategy in this core region, where OMV has currently interests in 10 producing fields and 43 exploration licenses. The average production from this region is about 13,000 barrel of oil equivalent per day (boe/d).

Move & More. OMV

Balanced international E&P portfolio

OMV owns a balanced international portfolio in 20 countries organised around six core regions, namely the Danube and Adriatic region, Northern Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian. OMV's daily production volume in 2006 was approximately 324,000 boe/d and the company's reserves at year-end 2006 were approximately 1.3 bn boe.

Background information:

The assignment of the Durresi Block interest is subject to approval from the competent authorities in Albania and the assignment of the interest in FEL 3/05 is subject to approval from the Minister for Communications, Marine and Natural Resources of Ireland.

OMV in the core region Northwestern Europe:

OMV Norge

OMV Norge is a wholly owned subsidiary of OMV Exploration & Production GmbH, established in 2006 and headquartered in Oslo. OMV Norge has currently operated interests in three exploration blocks of which two are in the Barents Sea, (blocks 7120/3 and 7121/1) and one in the Norwegian Sea (block 6406/4)

OMV (U.K.) Limited

OMV (U.K.) Limited is a wholly owned subsidiary of OMV Exploration & Production GmbH, established in 1987 and headquartered in London. OMV (U.K.) Limited has currently 10 producing fields and 37 licenses which contain 62 blocks. In the UK OMV is the Operator of five exploration licences. The average production is about 13,000 barrel of oil equivalent per day (boe/d).

OMV in Ireland

In Ireland OMV has interests in two offshore licences one of which contains the Dooish discovery.

OMV Faroes

OMV has one Faroe licence.


2/05
2/94
Glasgow
19/1
18/10
19/6
Northern Ireland
ATLANTIC OCEAN
IRELAND
DUBLIN
Liverpool
UK
Cork
IRELAND
OMV 10%
Killala Area
100
Kilometers

OMV Aktiengesellschaft

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 14 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 47 bcm of natural gas annually to countries such as Germany and Italy. Sales volumes of gas amount to 14.11 bcm. OMV holds stakes in integrated chemical and petrochemical plants - 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approximately 1.3 billion boe, daily production of around 324,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has 2,540 filling stations in 13 countries. The market share of the group in the Marketing business in the Danube Region is now 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

In June 2006, OMV has established the OMV Future Energy Fund, a wholly owned subsidiary to support projects in renewable energy with more than EUR 100 Mio to initiate the change from a pure oil and gas group to an energy group with renewable energy in its portfolio.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January-March 2007** on May 16, 2007

END

Move & More. OMV